===============================================================================


                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   ---------

                                SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934

                               (Amendment No. 2)

                         WINSTAR COMMUNICATIONS, INC.
                               (Name of Issuer)

                         COMMON STOCK, $.01 PAR VALUE
           (CONVERTIBLE FROM SERIES G AND SERIES H SENIOR CUMULATIVE
            PARTICIPATING CONVERTIBLE PREFERRED STOCK AND ISSUABLE
                          UPON EXERCISE OF WARRANTS)
                        (Title of Class of Securities)

                                   ---------

                                   975515107
                                (Cusip Number)

               Credit Suisse First Boston Equity Partners, L.P.
          Credit Suisse First Boston Equity Partners (Bermuda), L.P.
                                 EMA Funds LLC
                      Constellation Equity Partners, L.P.
               Credit Suisse First Boston Advisory Partners, LLC
                 Credit Suisse First Boston (Bermuda) Limited
                          Credit Suisse First Boston
                   Hemisphere Private Equity Partners, Ltd.
                       Hemisphere Trust Company Limited
                      (Name of Persons Filing Statement)

                               Hartley R. Rogers
                               Managing Director
              Credit Suisse First Boston Private Equity Division
                               11 Madison Avenue
                              New York, NY 10010
                                 212 325-2000
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)

                               December 6, 2000
            (Date of Event which Requires Filing of this Statement)

                                   ---------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ]

Check the following box if a fee is being paid with this statement: [ ]

===============================================================================

     The Reporting Persons hereby amend and supplement its Report on Amendment No. 1 to Schedule 13D, filed on December 8, 2000 (the "Schedule 13D/A") with respect to the shares of common stock, $0.01 par value per share (the "Common Shares") of Winstar Communications, Inc., a Delaware corporation (the "Issuer").

     Unless otherwise indicated, each capitalized terms used but not defined herein shall have the meaning assigned to such term in the Schedule 13D/A.

     Schedules I-IX contained in the Schedule 13D/A are hereby amended and replaced in their entirety with the Schedules I-IX attached hereto.

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 15, 2000


                                          CREDIT SUISSE FIRST BOSTON EQUITY
                                          PARTNERS, L.P.


                                          By:   /s/ Hartley R. Rogers
                                             -----------------------------------
                                             Name:  Hartley R. Rogers
                                             Title: Attorney-in-fact

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 15, 2000


                                         CREDIT SUISSE FIRST BOSTON EQUITY
                                         PARTNERS (BERMUDA), L.P.


                                         By:   /s/ Hartley R. Rogers
                                            ------------------------------------
                                            Name:  Hartley R. Rogers
                                            Title: Attorney-in-fact

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 15, 2000


                                         EMA FUNDS LLC


                                         By:   /s/ Hartley R. Rogers
                                            ------------------------------------
                                            Name:  Hartley R. Rogers
                                            Title: Attorney-in-fact

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 15, 2000


                                         CONSTELLATION EQUITY PARTNERS, L.P.


                                         By:   /s/ Hartley R. Rogers
                                            ------------------------------------
                                            Name:  Hartley R. Rogers
                                            Title: Attorney-in-fact

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 15, 2000


                                         CREDIT SUISSE FIRST BOSTON ADVISORY
                                         PARTNERS, LLC


                                         By:   /s/ Hartley R. Rogers
                                            ------------------------------------
                                            Name:  Hartley R. Rogers
                                            Title: Managing Director

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 15, 2000


                                         CREDIT SUISSE FIRST BOSTON
                                         acting solely on behalf of the Credit
                                         Suisse First Boston Business Unit


                                         By:   /s/ David A. DeNunzio
                                            ------------------------------------
                                            Name:  David A. DeNunzio
                                            Title: Managing Director

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 15, 2000


                                         CREDIT SUISSE FIRST BOSTON (BERMUDA)
                                         LIMITED


                                         By:   /s/ David A. DeNuncio
                                            ------------------------------------
                                            Name:  David A. DeNuncio
                                            Title: President

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 13, 2000

                                        HEMISPHERE PRIVATE EQUITY PARTNERS, LTD.


                                        By:   /s/ Marty Brandt
                                           ------------------------------------
                                           Name:  Marty Brandt
                                           Title: Director

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 15, 2000


                                         HEMISPHERE PRIVATE EQUITY PARTNERS
                                         CHARITABLE TRUST

                                         By: Hemisphere Trust Company Limited in
                                             its capacity as trustee


                                         By:   /s/ Margaret Every
                                            ------------------------------------
                                            Name:  Margaret Every
                                            Title: Director

                                                                     SCHEDULE I

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                              CREDIT SUISSE GROUP

     The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Credit Suisse Group are set forth below. Except as indicated below, (i) the individual's business address is P.O. Box 1, 8070 Zurich, Switzerland, (ii) each occupation set forth opposite an individual's name refers to Credit Suisse Group and (iii) all of the persons listed below are citizens of Switzerland.

Name and Business Address of Directors               Present Principal Occupation Including Name of Employer
---------------------------------------------------- --------------------------------------------------------------
Lukas Muhlemann - Chairman.......................... Chairman of the Board and Chief Executive Officer of Credit
                                                      Suisse Group
Peter Brabeck-Letmathe - Vice-Chairman.............. Vice-Chairman of the Board and Chief Executive Officer of
  Nestle SA, 1800 Vevey, Switzerland                 Nestle SA
Dr. Thomas W. Bechtler.............................. Chairman of the Board of Zellweger Luwa AG
  Zellweger Luwa AG, Wilstrasse 11, 8610 Uster,
  Switzerland
Philippe Bruggisser................................. President and Chief Executive Officer of SAirGroup
  SairGroup, 8058 Zurich Airport, Switzerland
Dr. Marc-Henri Chaudet.............................. Attorney-at-Law
  Avenue Paul-Ceresole 3, P.O. Box 908,
  1800 Vevey, Switzerland
Gerald Clark........................................ Vice-Chairman of the Board and Chief Investment Officer of
  Metropolitan Life Insurance Company, One             Metropolitan Life Insurance Company
  Madison Avenue, New York, NY 10010 USA
Prof. Dr. Arthur W. Dunkel.......................... Former General Manager of GATT
  56, Rue du Stand, 1204 Geneva, Switzerland
John M. Hennessy.................................... Chairman Private Equity of Credit Suisse First Boston
  11 Madison Avenue, New York, NY 10010 USA
Walter B. Kielholz.................................. Chief Executive Officer of Swiss Re
  Swiss Re, Mythenquai 50/60, 8022 Zurich,
  Switzerland
Lionel I. Pincus.................................... Chairman and Chief Executive Officer of E.M. Warburg,
  E.M. Warburg, Pincus & Co., LLC, 466                 Pincus & Co.
   Lexington Avenue, New York, NY 10017 USA
Thomas M. Schmidheiny............................... Chairman of the Board and of the Executive Committee of
  "Holderbank" Financiere Glaris Ltd.,                 "Holderbank" Financiere Glaris Ltd.
  Zurcherstrasse 156, 8645 Jona, Switzerland
Verena Spoerry...................................... Member of the Council of States
  Giesshubelstrasse 45, 8045 Zurich, Switzerland
Aziz R. D. Syriani.................................. President and Chief Operating Officer of The Olayan Group
   The Olayan Group, 111 Poseidonos Avenue,
   P.O. Box 70028, Glyfada, Athens 17610, Greece
Dr. Daniel L. Vasella............................... Chairman and Chief Executive Officer of Novartis AG
  Novartis AG, 4002 Basel, Switzerland

With respect to the members of the Board of Directors, Mr. Brabeck-Letmathe is a citizen of Austria, Messrs. Clark, Hennessy and Pincus are citizens of the United States of America, and Mr. Syriani is a citizen of Canada.

Name and Business Address of Executive Officers      Present Principal Occupation Including Name of Employer
---------------------------------------------------- --------------------------------------------------------------
Lukas Muhlemann..................................... Chief Executive Officer
Dr. Hans-Ulrich Doerig.............................. Vice Chairman of the Executive Board, Chief Risk Officer
Philip Keebler Ryan................................. Chief Financial Officer



                                 Page 12 of 25


Rolf Dorig.......................................... Chief Executive Officer of Credit Suisse Banking
  Credit Suisse, P.O. Box 100, 8070 Zurich,
  Switzerland
Oswald Jurgen Grubel................................ Chief Executive Officer of Credit Suisse Private Banking
  Credit Suisse Private Banking, P.O. Box 500,
  8070 Zurich, Switzerland
Allen D. Wheat...................................... Chief Executive Officer of Credit Suisse First Boston
  11 Madison Avenue, New York, NY 10010 USA
Richard Edward Thornburg............................ Vice Chairman of the Executive Board of Credit Suisse First
  11 Madison Avenue, New York, NY 10010 USA            Boston
Phillip Maxwell Colebatch........................... Chief Executive Officer of Credit Suisse Asset Management
  Credit Suisse Asset Management, Beaufort
  House, 15 St. Botolph Street, London EC3A 7JJ
  United Kingdom
Dr. Thomas Peter Wellauer........................... Chief Executive Officer of Credit Suisse Financial Services
  Credit Suisse Financial Services, P.O. Box 2,
  8070 Zurich, Switzerland

With respect to the Executive Board/Executive Officers of Credit Suisse Group, Mr. Colebatch is a citizen of Australia, Mr. Grubel is a citizen of Germany, and Messrs. Thornburgh, Ryan and Wheat are citizens of the United States of America.

                                                                    SCHEDULE II

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                    CREDIT SUISSE FIRST BOSTON BUSINESS UNIT


     The name, business address, title, present principal occupation or employment of each of the directors and executive officers of the Credit Suisse First Boston Business Unit are set forth below. If no business address is given the director's or officer's business address is 11 Madison Avenue, New York, NY 10010. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to the Credit Suisse First Boston Business Unit. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name and Business Address                              Present Principal Occupation Including Name of Employer
------------------------------------------------------ --------------------------------------------------------------
Directors and Executive Officers
Allen D. Wheat........................................ Chairman of the Executive Board and President and Chief
Chairman                                               Executive Officer of Credit Suisse First Boston Business
                                                       Unit and member of the Executive Board of Credit Suisse
                                                       Group

Brady W. Dougan....................................... Head of Equities of Credit Suisse First Boston Business Unit
Board Member


Stephen A.M. Hester................................... Head of Fixed Income of Credit Suisse First Boston
Board Member                                           Business Unit

David C. Mulford...................................... Chairman International of Credit Suisse First Boston
Board Member
  One Cabot Square
  London, England
  E14 4QJ

Stephen E. Stonefield................................. Chairman of Pacific Region of Credit Suisse First Boston
Board Member
  One Raffles Link
  Singapore

Charles G. Ward III................................... Co-Head of Investment Banking of Credit Suisse First
Board Member                                           Boston Business Unit

Anthony F. Daddino.................................... Chief Administrative Officer of Credit Suisse First Boston
Board Member                                           Business Unit

Hamilton E. James..................................... Co-Head of Investment Banking of Credit Suisse First
Board Member                                           Boston Business Unit

Gates H. Hawn......................................... Head of Financial Services of Credit Suisse First Boston
Board Member                                           Business Unit

Bennett Goodman....................................... Managing Director and Global Head of Leveraged Finance
Board Member                                           Fixed Income Division of Credit Suisse First Boston
  277 Park Avenue                                      Business Unit
  New York, NY 10172



                                 Page 14 of 25


David S. Moore........................................ Deputy Head of Global Equity Trading of Credit Suisse First
Board Member                                           Boston Business Unit

Joe L. Roby........................................... Chairman of Credit Suisse First Boston Business Unit
Board Member

Paul Calello.......................................... Managing Director of Credit Suisse First Boston and Head
Board Member                                           of Equity Derivatives and Convertibles Unit

Christopher Carter.................................... Managing Director of Credit Suisse First Boston and
Board Member                                           Chairman of Global Equity Capital Markets and Head of
  17 Columbus Courtyard                                European Investment Banking
  London, England
  E14 4DA

James P. Healy........................................ Managing Director of Credit Suisse First Boston and Global
Board Member                                           Head of Emerging Market Group

John Nelson........................................... Chairman of Credit Suisse First Boston Europe Limited
Board Member
  One Cabot Square
  London, England
  E14 4QJ

Trevor Price.......................................... Managing Director of Credit Suisse First Boston and Head
Board Member                                           of Developed Markets Rates Business in the Fixed Income
  One Cabot Square                                    Division
  London, England
  E14 4QJ

Richard E. Thornburgh................................. Vice-Chairman of the Executive Board and Chief Financial
Board Member                                           Officer of Credit Suisse First Boston Business Unit and
                                                       Member of the Executive Board of Credit Suisse Group

Joseph T. McLaughlin.................................. Executive Vice President - Legal and Regulatory Affairs,
Board Member                                           Credit Suisse First Boston Business Unit

Messrs. Hester, Carter, Nelson, Mulford and Price are British citizens.

                                                                   SCHEDULE III

                             EXECUTIVE OFFICERS OF
                           CREDIT SUISSE FIRST BOSTON
                             ADVISORY PARTNERS, LLC

The name, business address, title, present principal occupation or employment of each of the executive officers of Credit Suisse First Boston Advisory Partners, LLC are set forth below. If no business address is given the officer's business address is 11 Madison Avenue, New York, NY 10010. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Credit Suisse First Boston Advisory Partners, LLC. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name and Business Address                 Present Principal Occupation Including Name of Employer
----------------------------------------- -------------------------------------------------------
Executive Officers
David A. DeNunzio........................ Chief Executive Officer
John M. Hennessy......................... Chairman
George R. Hornig......................... Chief Financial and Administrative Officer
Hartley Rogers........................... Managing Director
Michael Schmertzler...................... Managing Director
Frederick M.R. Smith..................... Managing Director
Lindsay Hollister........................ Vice President - General Counsel

                                                                    SCHEDULE IV

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                           CREDIT SUISSE FIRST BOSTON
                               (BERMUDA) LIMITED

     The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Credit Suisse First Boston (Bermuda) Limited are set forth below. If no business address is given the director's or officer's business address is 11 Madison Avenue, New York, NY 10010. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Credit Suisse First Boston (Bermuda) Limited. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name and Business Address                Present Principal Occupation Including Name of Employer
---------------------------------------- --------------------------------------------------------------
Directors and Executive Officers
David A. DeNunzio....................... Chairman of the Board and President
Joseph F. Huber......................... Director of Credit Suisse First Boston (Bermuda) Limited and
                                         Managing Director of Human Resources of
                                         Credit Suisse First Boston Business Unit
David C. O'Leary........................ Director of Credit Suisse First Boston (Bermuda) Limited and
                                         Managing Director of Global Human Resources of
                                         Credit Suisse First Boston Business Unit
Andrew M. Hutcher....................... Vice President and Chief Legal Officer
Michael B. Radest....................... Chief Compliance Officer

                                                                     SCHEDULE V

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                    HEMISPHERE PRIVATE EQUITY PARTNERS, LTD.

     The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Hemisphere Private Equity Partners, Ltd. are set forth below. If no business address is given the director's or officer's business address is Hemisphere House, Nine Church Street, Hamilton HM11, Hamilton, Bermuda. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Hemisphere Management Limited, which has the same business address as Hemisphere Private Equity Partners, Ltd. Unless otherwise indicated below, all of the persons listed below are citizens of Ireland.

Name and Business Address                            Present Principal Occupation Including Name of Employer
---------------------------------------------------- --------------------------------------------------------------
Directors
Thomas Healy.......................................... Chief Executive Officer
Ronan Daly............................................ Managing Director,
  Hemisphere Management (Ireland) Limited,             Hemisphere Management (Ireland) Limited
  4th Floor, Frederick House, South Frederick Street,
  Dublin 2 Ireland
Marty Brandt.......................................... Vice President - Legal Counsel


Executive Officers (who are not Directors)
Christine Perinchief.................................. Secretary

Mr. Brandt is a Canadian citizen, and Ms. Perinchief is a citizen of Bermuda.

                                                                    SCHEDULE VI

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                        HEMISPHERE TRUST COMPANY LIMITED

     The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Hemisphere Trust Company Limited are set forth below. If no business address is given the director's or officer's business address is Hemisphere House, Nine Church Street, Hamilton HM11, Bermuda. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Hemisphere Management Limited. Unless otherwise indicated below, all of the persons listed below are citizens of Ireland.

Name and Business Address                             Present Principal Occupation Including Name of Employer
----------------------------------------------------  --------------------------------------------------------------
Directors
Christopher Wetherhill................................ Consultant (British Citizen)
Thomas Healy.......................................... Chief Executive Officer
Ronan Daly............................................ Executive Vice President
Margaret Every........................................ Executive Vice President Private Clients
                                                       (Bermudian Citizen)
Robert Mulderig....................................... Chairman and Chief Executive Officer of Mutual Risk
  Mutual Risk Management Ltd., 44 Church Street,       Management Ltd. (Bermudian Citizen)
  Hamilton, Bermuda


Executive Officers (who are not Directors)
Christine Perinchief................................. Assistant Secretary
Marty Brandt......................................... Assistant Secretary

Mr. Wetherhill is a British citizen, Mr. Brandt is a Canadian citizen and Ms. Every, Mr. Mulderig and Ms. Perinchief are citizens of Bermuda.

                                                                   SCHEDULE VII

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                     CREDIT SUISSE FIRST BOSTON CORPORATION

     The name, business address, title, present principal occupation or employment of each of the directors and executive officers of the Credit Suisse First Boston Corporation are set forth below. If no business address is given the director's or officer's business address is 11 Madison Avenue, New York, NY 10010. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to the Credit Suisse First Boston Corporation. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name and Business Address                              Present Principal Occupation Including Name of Employer
------------------------------------------------------ --------------------------------------------------------------
Directors and Executive Officers
David M. Brodsky...................................... General Counsel of Credit Suisse
General Counsel                                        First Boston Corporation

Richard F. Brueckner.................................. Managing Director of Credit Suisse First Boston
Managing Director                                      Corporation
  1 Pershing Plaza
  Jersey City, NJ 07399

Michael J. Campbell................................... Managing Director of Credit Suisse First Boston
Managing Director                                      Corporation
  277 Park Avenue
  New York, NY 10172

Anthony F. Daddino.................................... Chief Administrative Officer of Credit Suisse First Boston
Managing Director                                      Business Unit
  277 Park Avenue
  New York, NY 10172

Frank J. Decongelio, Jr............................... Managing Director of Credit Suisse First Boston
Managing Director
Head of Operations

Brady W. Dougan....................................... Head of Equities of Credit Suisse First Boston Business Unit
Board Member
Managing Director

D. Wilson Ervin....................................... Head of Strategic Risk Management of Credit Suisse First
Managing Director                                      Boston Business Unit

David C. Fisher....................................... Chief Accounting Officer of Credit Suisse First Boston
Chief Financial Officer                                Business Unit
Managing Director

John Gallagher........................................ Director of Credit Suisse First Boston Corporation
Director
Director of Taxes

Gates H. Hawn......................................... Head of Financial Services of Credit Suisse First Boston
Managing Director                                      Business Unit



                                 Page 20 of 25


Hamilton E. James..................................... Co-Head of Investment Banking of Credit Suisse First
Board Member                                           Boston Business Unit
Managing Director
  277 Park Avenue
  New York, NY 10172

Joseph T. McLaughlin.................................. Executive Vice President - Legal and Regulatory Affairs of
Board Member                                           Credit Suisse First Boston Business Unit
Managing Director

Garrett M. Moran...................................... Head of Private Equity of Credit Suisse First Boston
Managing Director                                      Business Unit

Robert C. O'Brien..................................... Chief Credit Officer of Credit Suisse First Boston Business
Managing Director                                      Unit

Carlos Onis........................................... Managing Director of Credit Suisse First Boston
Board Member                                           Corporation
Managing Director

Rochelle Pullman...................................... Controller of Credit Suisse First Boston Corporation
Controller
Director

Joe L. Roby........................................... Chairman of Credit Suisse First Boston Business Unit
Board Member

Lori M. Russo......................................... Vice President and Secretary of Credit Suisse First Boston
Vice President                                         Business Unit
Secretary

Richard E. Thornburgh................................. Vice Chairman of the Executive Board and Chief Financial
Board Member                                           Officer of Credit Suisse First Boston Business Unit and
Managing Director                                      Member of the Executive Board of Credit Suisse Group

Charles G. Ward, III.................................. Co-Head of Investment Banking of Credit Suisse First
Board Member                                           Boston Business Unit
Managing Director

Allen D. Wheat........................................ Chairman of the Executive Board and President and Chief
Board Member                                           Executive Officer of Credit Suisse First Boston Business
President and CEO                                      Unit and Member of the Executive Board of Credit Suisse
                                                       Group

Lewis H. Wirshba...................................... Treasurer of Credit Suisse First Boston Business Unit
Treasurer
Managing Director

                                                                  SCHEDULE VIII

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                        CREDIT SUISSE FIRST BOSTON, INC.

     The name, business address, title, present principal occupation or employment of each of the directors and executive officers of the Credit Suisse First Boston Business Inc. are set forth below. If no business address is given the director's or officer's business address is 11 Madison Avenue, New York, NY 10010. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to the Credit Suisse First Boston Inc. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name and Business Address                              Present Principal Occupation Including Name of Employer
----------------------------------------------------   --------------------------------------------------------------
Directors and Executive Officers
Anthony F. Daddino.................................... Chief Administrative Officer of Credit Suisse First Boston
Chief Administrative Officer                           Corporation
Board Member

Brady W. Dougan....................................... Head of Equities of Credit Suisse First Boston Business Unit
Division Head - Equities
Board Member

D. Wilson Ervin....................................... Head of Strategic Risk Management of Credit Suisse First
Head of Strategic Risk Management                      Boston Business Unit

David C. Fisher....................................... Chief Accounting Officer of Credit Suisse First Boston
Chief Accounting Officer                               Corporation

Gates H. Hawn......................................... Head of Financial Services of Credit Suisse First Boston
Head of Financial Services                             Business Unit
Board Member

Stephen A.M. Hester................................... Head of Fixed Income of Credit Suisse First Boston
Division Head - Fixed Income                           Business Unit
Board Member

Hamilton E. James..................................... Co-Head of Investment Banking of Credit Suisse First
Division Co-Head - Investment Banking                  Boston Business Unit
Board Member

Christopher G. Martin................................. Head of Technology, Operations and Finance of
Head of Technology, Operations and Finance             Credit Suisse First Boston Business Unit

Joseph T. McLaughlin.................................. Executive Vice President - Legal and Regulatory Affairs of
General Counsel                                        Credit Suisse First Boston Business Unit
Board Member

Garrett M. Moran...................................... Head of Private Equity of Credit Suisse First Boston
Head of Private Equity                                 Business Unit

Robert C. O'Brien..................................... Chief Credit Officer of Credit Suisse First Boston Business
Chief Credit Officer                                   Unit



                                 Page 22 of 25


Joe L. Roby........................................... Chairman of the Credit Suisse First Boston Business Unit
Board Member

Richard E. Thornburgh................................. Vice Chairman of the Executive Board and Chief Financial
Chief Financial Officer                                Officer of Credit Suisse First Boston Business Unit and
Board Member                                           Member of the Executive Board of Credit Suisse Group

Charles G. Ward, III.................................. Co-Head of Investment Banking of Credit Suisse First
Division Co-Head - Investment Banking                  Boston Business Unit
Board Member

Allen D. Wheat........................................ Chairman of the Executive Board and President and Chief
President and Chief Executive Officer                  Executive Officer of Credit Suisse First Boston Business
Board Member                                           Unit and Member of the Executive Board of Credit Suisse
                                                       Group

Lewis H. Wirshba...................................... Treasurer of Credit Suisse First Boston Business Unit
Treasurer

                                                                    SCHEDULE IX

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                     CREDIT SUISSE FIRST BOSTON (USA), INC.

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of the Credit Suisse First Boston (USA), Inc. are set forth below. If no business address is given the director's or officer's business address is 11 Madison Avenue, New York, NY 10010. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to the Credit Suisse First Boston (USA), Inc. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name and Business Address                              Present Principal Occupation Including Name of Employer
----------------------------------------------------   --------------------------------------------------------------
Directors and Executive Officers
Anthony F. Daddino.................................... Chief Administrative Officer of Credit Suisse First Boston
Chief Financial and Administrative Officer             Corporation
Board Member

Brady W. Dougan....................................... Head of Equities of Credit Suisse First Boston Business Unit
Division Head - Equities
Board Member

D. Wilson Ervin....................................... Head of Strategic Risk Management of Credit Suisse First
Head of Strategic Risk Management                      Boston Business Unit

David C. Fisher....................................... Chief Financial Officer of Credit Suisse First Boston
Chief Accounting Officer                               Corporation

Gates H. Hawn......................................... Head of Financial Services of Credit Suisse First Boston
Head of Financial Services                             Business Unit
Board Member

Stephen A.M. Hester................................... Head of Fixed Income of Credit Suisse First Boston
Division Head - Fixed Income                           Business Unit
Board Member

Hamilton E. James..................................... Co-Head of Investment Banking of Credit Suisse First
Division Co-Head - Investment Banking                  Boston Business Unit
Board Member

Christopher G. Martin................................. Head of Technology, Operations and Finance of
Head of Technology, Operations and Finance             Credit Suisse First Boston Business Unit

Joseph T. McLaughlin.................................. Executive Vice President - Legal and Regulatory Affairs of
General Counsel                                        Credit Suisse First Boston Business Unit
Board Member

Garrett M. Moran...................................... Head of Private Equity of Credit Suisse First Boston
Head of Private Equity                                 Business Unit

Robert C. O'Brien..................................... Chief Credit Officer of Credit Suisse First Boston Business
Chief Credit Officer                                   Unit

Joe L. Roby........................................... Chairman of the Credit Suisse First Boston Business Unit
Board Member



                                 Page 24 of 25

Richard E. Thornburgh................................. Vice Chairman of the Executive Board and Chief Financial
Division Head - Finance, Administration                Officer of Credit Suisse First Boston Business Unit and
and Operations and Board Member                        Member of the Executive Board of Credit Suisse Group

Charles G. Ward, III.................................. Co-Head of Investment Banking of Credit Suisse First
Division Co-Head - Investment Banking                  Boston Business Unit
Board Member

Allen D. Wheat........................................ Chairman of the Executive Board and President and Chief
President and Chief Executive Officer                  Executive Officer of Credit Suisse First Boston Business
Board Member                                           Unit and Member of the Executive Board of Credit Suisse
                                                       Group

Lewis H. Wirshba...................................... Treasurer of Credit Suisse First Boston Business Unit
Treasurer

Robert M. Baylis...................................... Member of the Board of Directors for various unaffiliated
Board Member                                           companies and organizations

Philip K. Ryan........................................ Member of the Executive Board and Chief Financial Officer
Board Member                                           of Credit Suisse Group

Maynard J. Toll, Jr................................... Retired Investment Banker; Chairman, Edmund S. Muskie
Board Member                                           Foundation; President, Nelson & Toll Properties, Ltd.
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